Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2006                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  X     Form 40-F
                       ---              ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)  Yes       No  X
                 ---      ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

                   Natuzzi S.p.A. (NYSE: NTZ) Announces Second
                 Quarter and First Half 2006 Financial Results


    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--Sept. 6,
2006--Natuzzi S.p.A. (NYSE:NTZ):


           Second Quarter 2006 Financial Highlights

    -- Total Net Revenues at EUR 195.6 Million Increased by 18.1% and Units Sold up 18.1% over 2Q05

    -- Operating Income at EUR 12.1 Million versus Operating Loss of EUR 8.2 Million in 2Q05

    -- Net Earnings at EUR 9.9 Million versus Net Losses of EUR 8.4 Million in 2Q05


    The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the consolidated financial statements for the second quarter and first half ended on June 30, 2006.

    NET SALES

    During the second quarter 2006 total net revenues increased by
18.1 percent at EUR 195.6 million, or $246.0 million, from EUR 165.6 million, or $ 208.5 reported for the same quarter last year. During the same period units sold were up 18.1 percent. Considering the first six months of 2006, Company's total net revenues were up by 15.6 percent at EUR 383.8 million, or $472.4 million, and unit sold by 12.0 percent. The double-digit growth of the turnover reported in the first half 2006 was mainly attributable to the soft comparison base of last year as well as the higher utilization of the order backlog existing at the end of 2005. In first half 2006 the total order amount expressed in units was up mid-single digit versus the same period of last year.
    In the second quarter 2006, upholstery net sales were up 21.9 percent at EUR 176.7 million, or $222.2 million, from EUR 145.0 million, or $182.6 million, reported in the same comparable period of last year. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased by 8.3 percent at EUR 18.9 million, or $23.8 million.
    During the quarter ended on June 30, 2006, upholstery net sales increased, quarter-over-quarter, in the Americas by 9.4 percent at EUR
63.0 million, or $79.2 million, in Europe by 31.0 percent at EUR 102.7 million, or $129.2 million, and in the rest of the world by 22.2 percent at EUR 11.0 million, or $13.8 million.
    During the three months ended on June 30, 2006 total net sales to our chain of Divani & Divani by Natuzzi Stores and Natuzzi Stores were at EUR 38.6 million, or $48.5 million, increasing 43.0 percent as compared to EUR 27.0 million, or $34.0 million reported one year ago. In the same quarter six new stores were opened (1 each in Portugal, United Kingdom, Germany, Russia, Check Republic and China), whereas seven stores were closed (5 in Italy and 2 in Switzerland), thus bringing the total number of stores at 279 as at June 30, 2006. At the same date there were 548 galleries, 46 less than three months earlier.
    Leather-upholstered furniture sales in the second quarter 2006 were at EUR 153.8 million, or $193.4 million, 27.4 percent up from last year's second quarter, whereas over the same period fabric-upholstered furniture sales decreased by 5.8 percent, at EUR
22.9 million, or $28.8 million.
    In the second quarter 2006, net sales for the Natuzzi branded products increased by 17.6 percent over the same quarter of 2005 at EUR 114.4 million, thus representing 64.7 percent of total upholstery net sales, and sales for the Italsofa products increased by 30.6 percent at EUR 62.3 million.

    GROSS PROFIT & OPERATING INCOME

    During the second quarter 2006 gross profit was at EUR 70.7 million, or $88.9 million, increasing by 36.8 percent with respect to EUR 51.7 million, or $ 65.1 million, reported in the second quarter 2005. As percentage of sales, gross margin improved at 36.1 percent from 31.2 percent in second quarter 2005, thanks to the fact that the fixed costs were absorbed by the higher level of units sold.
    Over the same period, the Company reported an operating income of EUR 12.1 million, or $15.2 million, versus an operating loss of EUR
8.2 million, or $10.3 million, in second quarter 2005.

    FOREX & TAXES

    For the second quarter 2006 the Company reported a net foreign exchange loss of EUR 1.1 million, or $1.4 million, as compared to a net foreign exchange loss of EUR 1.6 million, or $2.0 million, of last year's comparable period.
    Over the same period, Company's income taxes were at EUR 2.3 million, or $2.9 million, as compared to income tax credits of EUR 2.3 million, or $2.9 million, reported in the same comparable quarter of 2005.

    NET INCOME & EARNINGS PER SHARE

    During the second quarter of 2006, the Company reported net earnings of EUR 9.9 million, or $12.5 million, versus a net loss of EUR 8.4 million, or $10.6 million, in second quarter of 2005. Earnings per share (ADR) were EUR 0.18, or $0.23, from EUR 0.15 losses per share, or $ 0.19, reported for the first quarter of last year.
    Considering the first six months of 2006, net earnings were at EUR
16.7 million, or $20.6 million, versus a net loss of EUR 11.9 million, or $15.3 million, reported for the first semester of 2005.

    CASH FLOW

    During the first half of 2006, operations generated cash flow of EUR 35.6 million, or $43.8 million, increasing from EUR 4.2 million, or $5.4 million, generated in the first six months of 2005.
    On a per ADR basis, net operating cash flow was EUR 0.65, or $0.80.

    Ernesto Greco, Chief Executive Officer of the Natuzzi Group, commented: "We are pleased with first half 2006 results even though the turnover's growth was mainly sustained by the existing backlog that has decreased materially over the past few months. As a consequence, the trend in net sales for the remaining part of 2006 could be affected.
    The persisting of unfavorable factors like a soft business environment, the strength of the Euro especially against the US dollar, high energy costs and a strong price competitive pressure, confirms that the Group took the right decision in launching the promotional line, Italsofa, and that we need to continue to invest in the repositioning of the Natuzzi brand, as well as be focused on the current operational restructuring program, both fundamental to regain the competitiveness of our Group."

    CONVERSION RATES

    The second quarter 2006 and 2005 dollar figures presented in this announcement were converted at an average noon buying rate of $1.2576 per EUR and $1.2591 per EUR, respectively.

    SECOND QUARTER 2006 TELECONFERENCE

    Ernesto Greco, Chief Executive Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday September 7, 2006.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, which it licenses to qualified furniture dealers, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 152 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



                    NATUZZI S.P.A. AND SUBSIDIARIES
      Unaudited Consolidated Statement of Earnings for the second quarter ended
          June 30, 2006 and 2005 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                                                       Percentage of
                                                           Sales
                      Three months ended on  % Over   30-Jun-  30-Jun-
                      30-Jun-06   30-Jun-05 (Under)        06       05
------------------  ----------- ----------- -------- -------- --------
   Upholstery net
             sales       176.7       145.0     21.9%    90.3%    87.6%
       Other sales        18.9        20.6   ( 8.3)%     9.7%    12.4%
------------------  ----------- ----------- -------- -------- --------
Total Net Sales          195.6       165.6     18.1%   100.0%   100.0%
------------------  ----------- ----------- -------- -------- --------
         Purchases       (84.1)      (75.4) ( 11.5)% ( 43.0)% ( 45.5)%
             Labor       (29.0)      (27.9)  ( 3.9)% ( 14.8)% ( 16.8)%
      Third-party
     Manufacturers        (6.1)       (6.5)     6.2%  ( 3.1)%  ( 3.9)%
    Manufacturing
             Costs        (8.3)       (8.1)  ( 2.5)%  ( 4.2)%  ( 4.9)%
  Inventories, net         2.6         4.0  ( 35.0)%     1.3%     2.4%
------------------  ----------- ----------- -------- -------- --------
Cost of Sales           (124.9)     (113.9)  ( 9.7)% ( 63.9)% ( 68.8)%
------------------  ----------- ----------- -------- -------- --------
Gross Profit              70.7        51.7     36.8%    36.1%    31.2%
------------------  ----------- ----------- -------- -------- --------
  Selling Expenses       (47.9)      (48.4)     1.0% ( 24.5)% ( 29.2)%
      General and
   Administrative
          Expenses       (10.7)      (11.5)     7.0%  ( 5.5)%  ( 6.9)%
------------------  ----------- ----------- -------- -------- --------
Operating Income
 (Loss)                   12.1        (8.2)   247.6%     6.2%  ( 5.0)%
------------------  ----------- ----------- -------- -------- --------
 Interest Income,
               net         0.2         0.0               0.1%     0.0%
Foreign Exchange,
               net        (1.1)       (1.6)           ( 0.6)%  ( 1.0)%
 Other Income, net         1.0        (1.0)              0.5%  ( 0.6)%
------------------  ----------- ----------- -------- -------- --------
Earnings (Losses)
 before taxes and
 minority interest        12.2       (10.8)   213.0%     6.2%  ( 6.5)%
------------------- ----------- ----------- -------- -------- --------
      Income taxes        (2.3)        2.3            ( 1.2)%     1.4%
------------------  ----------- ----------- -------- -------- --------
Earnings (Losses)
 before minority
 interest                  9.9        (8.5)   216.5%     5.1%  ( 5.1)%
------------------- ----------- ----------- -------- -------- --------
 Minority Interest         0.0        (0.1)              0.0%  ( 0.1)%
Net Earnings
 (Losses)                  9.9        (8.4)   217.9%     5.1%  ( 5.1)%
------------------  ----------- ----------- -------- -------- --------
Earnings (Losses)
 Per Share                0.18       (0.15)
------------------  ----------- ----------- -------- -------- --------
Average Number of
 Shares
 Outstanding*       54,738,538  54,681,628
------------------- ----------- ----------- -------- -------- --------




                                                       Three months
                                                          ended on
                                                       June     June
                                                       30,      30,
       Key Figures in U.S. dollars (millions)          2006     2005
---------------------------------------------------- --------- -------
Total Net Sales                                       246.0     208.5
Gross Profit                                           88.9      65.1
Operating Income (Loss)                                15.2     (10.3)
Net Earnings (Losses)                                  12.5     (10.6)
Earnings (Losses) per Share                            0.23     (0.19)
Average exchange rate (U.S. dollar per Euro)         1.2576    1.2591
----------------------------------------------------------------------




                    NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
      for six months ended June 30, 2006 and 2005 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)

                   ----------- ----------- --------- -------- --------
                                                       Percentage of
                                                           Sales
                     Six months ended on   % Over     30-Jun-  30-Jun-
                     30-Jun-06   30-Jun-05 (Under)         06       05
------------------ ----------- ----------- --------- -------- --------
   Upholstery net
             sales      344.1       291.5      18.0%    89.7%    87.8%
       Other sales       39.7        40.6    ( 2.2)%    10.3%    12.2%
------------------ ----------- ----------- --------- -------- --------
Total Net Sales         383.8       332.1      15.6%   100.0%   100.0%
------------------ ----------- ----------- --------- -------- --------
         Purchases     (163.1)     (154.3)   ( 5.7)% ( 42.5)% ( 46.5)%
             Labor      (56.1)      (56.1)      0.0% ( 14.6)% ( 16.9)%
      Third-party
     Manufacturers      (11.7)      (13.0)     10.0%  ( 3.0)%  ( 3.9)%
    Manufacturing
             Costs      (16.2)      (16.2)      0.0%  ( 4.2)%  ( 4.9)%
  Inventories, net       (1.4)       14.3  ( 109.8)%  ( 0.4)%     4.3%
------------------ ----------- ----------- --------- -------- --------
Cost of Sales          (248.5)     (225.3)  ( 10.3)% ( 64.7)% ( 67.8)%
------------------ ----------- ----------- --------- -------- --------
Gross Profit            135.3       106.8      26.7%    35.3%    32.2%
------------------ ----------- ----------- --------- -------- --------
  Selling Expenses      (94.4)      (94.5)      0.1% ( 24.6)% ( 28.5)%
      General and
   Administrative
          Expenses      (19.9)      (21.6)      7.9%  ( 5.2)%  ( 6.5)%
------------------ ----------- ----------- --------- -------- --------
Operating Income
 (Loss)                  21.0        (9.3)    325.8%     5.5%  ( 2.8)%
------------------ ----------- ----------- --------- -------- --------
 Interest Income,
               net        0.5         0.0                0.1%     0.0%
Foreign Exchange,
               net       (1.6)       (3.0)            ( 0.4)%  ( 0.9)%
 Other Income, net        3.2        (1.0)               0.8%  ( 0.3)%
------------------ ----------- ----------- --------- -------- --------
Earnings (Losses)
 before taxes and
 minority interest       23.1       (13.3)    273.7%     6.0%  ( 4.0)%
------------------ ----------- ----------- --------- -------- --------
      Income taxes       (6.3)        1.3             ( 1.6)%     0.4%
------------------ ----------- ----------- --------- -------- --------
Earnings (Losses)
 before minority
 interest                16.8       (12.0)    240.0%     4.4%  ( 3.6)%
------------------ ----------- ----------- --------- -------- --------
 Minority Interest        0.1        (0.1)               0.0%     0.0%
Net Earnings
 (Losses)                16.7       (11.9)    240.3%     4.4%  ( 3.6)%
------------------ ----------- ----------- --------- -------- --------
Earnings (Losses)
 Per Share               0.31       (0.22)
------------------ ----------- ----------- --------- -------- --------
Average Number of
 Shares
 Outstanding*      54,738,538  54,681,628
------------------ ----------- ----------- --------- -------- --------
(*) Net of shares repurchased


------------------------------------------------------ ------- -------
                                                          Six months
                                                           ended on
                                                         June    June
                                                          30,     30,
        Key Figures in U.S. dollars (millions)           2006    2005
------------------------------------------------------ ------- -------
Total Net Sales                                         472.4   426.7
Gross Profit                                            166.5   137.2
Operating Income (Loss)                                  25.8   (11.9)
Net Earnings (Losses)                                    20.6   (15.3)
Earnings (Losses) per Share                              0.38   (0.28)
Average exchange rate (U.S. dollar per Euro)           1.2309  1.2848
------------------------------------------------------ ------- -------





                         GEOGRAPHIC BREAKDOWN

---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                       Three months            Three months
                          ended on   % Over       ended on     % Over
                        30-    30-   (Under) 30-Jun-  30-Jun-  (Under)
                        Jun-   Jun-             06       05
                        06     05
====================== ====== ====== ======= ======== ======== =======
Americas                63.0   57.6     9.4% 353,328  344,402     2.6%
            % of total  35.7%  39.7%            44.1%    50.7%
Europe                 102.7   78.4    31.0% 401,773  294,273    36.5%
            % of total  58.1%  54.1%            50.1%    43.4%
Rest of the world       11.0    9.0    22.2%  46,298   40,063    15.6%
            % of total   6.2%   6.2%             5.8%     5.9%
---------------------- ------ ------ ------- -------- -------- -------
TOTAL                  176.7  145.0    21.9% 801,399  678,738    18.1%
---------------------- ------ ------ ------- -------- -------- -------
* Expressed in millions of EUR
---------------------- ------ ------ ------- -------- -------- -------

                        BREAKDOWN BY COVERING

---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                       Three months            Three months
                          ended on   % Over       ended on     % Over
                        30-    30-   (Under) 30-Jun-  30-Jun-  (Under)
                        Jun-   Jun-             06       05
                        06     05
====================== ====== ====== ======= ======== ======== =======
Leather                153.8  120.7    27.4% 677,656  527,175    28.5%
            % of total  87.0%  83.2%            84.6%    77.7%
Fabric                  22.9   24.3   (5.8%) 123,743  151,563  (18.4%)
            % of total  13.0%  16.8%            15.4%    22.3%
Total                  176.7  145.0    21.9% 801,399  678,738    18.1%
---------------------- ------ ------ ------- -------- -------- -------
* (Expressed in millions of EUR)
---------------------- ------ ------ ------- -------- -------- -------

                          BREAKDOWN BY BRAND

---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                       Three months            Three months
                          ended on   % Over       ended on     % Over
                        30-    30-   (Under) 30-Jun-  30-Jun-  (Under)
                        Jun-   Jun-             06       05
                        06     05
====================== ====== ====== ======= ======== ======== =======
Natuzzi                114.4   97.3    17.6% 403,978  356,400    13.3%
            % of total  64.7%  67.1%            50.4%    52.5%
Italsofa                62.3   47.7    30.6% 397,421  322,338    23.3%
            % of total  35.3%  32.9%            49.6%    47.5%
TOTAL                  176.7  145.0    21.9% 801,399  678,738    18.1%
---------------------- ------ ------ ------- -------- -------- -------
* (Expressed in millions of EUR)
---------------------- ------ ------ ------- -------- -------- -------





                         GEOGRAPHIC BREAKDOWN

------------------ ------ ------ ------- ---------- ---------- -------
                      Sales*
                    Six months
                      ended on
                    30-    30-                Seat Units
                    Jun-   Jun-  % Over   Six months ended on  % Over
                    06     05    (Under) 30-Jun-06  30-Jun-05  (Under)
================== ====== ====== ======= ========== ========== =======
Americas           126.8  117.5     7.9%   678,250    692,757   (2.1%)
        % of total  36.9%  40.3%              43.8%      50.1%
Europe             195.6  155.1    26.1%   780,932    608,546    28.3%
        % of total  56.8%  53.2%              50.4%      44.0%
Rest of the world   21.7   18.9    14.8%    89,369     81,509     9.6%
        % of total   6.3%   6.5%               5.8%       5.9%
------------------ ------ ------ ------- ---------- ---------- -------
TOTAL              344.1  291.5    18.0% 1,548,551  1,382,812    12.0%
------------------ ------ ------ ------- ---------- ---------- -------
* (Expressed in millions of EUR)
------------------ ------ ------ ------- ---------- ---------- -------

                        BREAKDOWN BY COVERING

------------------ ------ ------ ------- ---------- ---------- -------
                      Sales*
                    Six months
                      ended on
                    30-    30-                Seat Units
                    Jun-   Jun-  % Over   Six months ended on  % Over
                    06     05    (Under) 30-Jun-06  30-Jun-05  (Under)
================== ====== ====== ======= ========== ========== =======
Leather            297.2  241.1    23.3% 1,291,199  1,066,686    21.0%
        % of total  86.4%  82.7%              83.4%      77.1%
Fabric              46.9   50.4   (6.9%)   257,352    316,126  (18.6%)
        % of total  13.6%  17.3%              16.6%      22.9%
Total              344.1  291.5    18.0% 1,548,551  1,382,812    12.0%
------------------ ------ ------ ------- ---------- ---------- -------
* (Expressed in millions of EUR)
------------------ ------ ------ ------- ---------- ---------- -------

                          BREAKDOWN BY BRAND

------------------ ------ ------ ------- ---------- ---------- -------
                      Sales*
                    Six months
                      ended on
                    30-    30-                Seat Units
                    Jun-   Jun-  % Over   Six months ended on  % Over
                    06     05    (Under) 30-Jun-06  30-Jun-05  (Under)
================== ====== ====== ======= ========== ========== =======
Natuzzi            223.5  203.0    10.1%   791,073    775,076     2.1%
        % of total  65.0%  69.6%              51.1%      56.1%
Italsofa           120.6   88.5    36.3%   757,478    607,736    24.6%
        % of total  35.0%  30.4%              48.9%      43.9%
TOTAL              344.1  291.5    18.0% 1,548,551  1,382,812    12.0%
------------------ ------ ------ ------- ---------- ---------- -------
* Expressed in millions of EUR
---------------------- ------ ------ ------- -------- -------- -------




                    NATUZZI S.P.A. AND SUBSIDIARIES
       Unaudited Consolidated Balance Sheet as of June 30, 2006
         and December 31, 2005 (Expressed in millions of EUR)

                                                30-Jun-06    31-Dec-05
   ------------------------------------------ ----------- ------------
                      ASSETS
   Current Assets:
     Cash and cash equivalents                     112.7         89.7
     Marketable debt securities                      0.0          0.0
     Trade receivables, net                        122.5        123.6
     Other receivables                              44.5         46.3
     Inventories                                   114.3        115.7
     Unrealized foreign exchange gains               2.4          0.0
     Prepaid expenses and accrued income             4.0          2.6
     Deferred income taxes                           8.3          6.6
   ------------------------------------------ ----------- ------------
   Total current assets                            408.7        384.5
   ------------------------------------------ ----------- ------------
   Non-Current Assets:
     Net property, plant and equipment             249.4        262.8
     Treasury shares                                 0.0          0.0
     Other assets                                   18.1         16.6
     Deferred income taxes                           1.1          1.1
   ------------------------------------------ ----------- ------------
   TOTAL ASSETS                                    677.3        665.0
   ------------------------------------------ ----------- ------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities:
     Short-term borrowings                           6.2          7.7
     Current portion of long-term debt               1.0          0.4
     Accounts payable-trade                         77.3         73.5
     Accounts payable-other                         22.9         24.2
     Accounts payable shareholders for
      dividends                                      0.6          0.6
     Unrealized foreign exchange losses              0.0          4.8
     Income taxes                                    4.2          2.9
     Salaries, wages and related liabilities        25.8         22.1
   ------------------------------------------ ----------- ------------
   Total current liabilities                       138.0        136.2
   ------------------------------------------ ----------- ------------
   Long-Term Liabilities:
     Employees' leaving entitlement                 33.5         32.3
     Long-term debt                                  2.8          3.6
     Deferred income taxes                           0.0          0.0
     Deferred income for capital grants             14.2         14.8
     Other liabilities                               5.6          4.4
   ------------------------------------------ ----------- ------------
   Minority Interest                                 0.8          0.7
   ------------------------------------------ ----------- ------------
   Shareholders' Equity:
     Share capital                                  54.7         54.7
     Reserves                                       42.3         42.3
     Additional paid-in capital                      8.3          8.3
     Retained earnings                             377.1        367.7
   ------------------------------------------ ----------- ------------
   Total shareholders' equity                      482.4        473.0
   ------------------------------------------ ----------- ------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      677.3        665.0
   ------------------------------------------------------ ------------




                    NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
      as of June 30, 2006 and 2005 (Expressed in millions of EUR)


                                                         30-Jun 30-Jun
                                                            -06    -05
                                                         ------ ------
Cash flows from operating activities:
 Net earnings (losses)                                    16.7  (11.9)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                         15.3   14.3
    Employees' leaving entitlement                         1.2    1.5
    Deferred income taxes                                 (1.7)  (4.8)
    Minority interest                                      0.1   (0.1)
    (Gain) loss on disposal of assets                      0.2    0.5
    Unrealized foreign exchange (losses) / gain           (7.2)  12.5
    Deferred income for capital grants                    (0.6)   0.0
 Change in assets and liabilities:
    Receivables, net                                       1.1   14.1
    Inventories                                            1.4  (13.5)
    Prepaid expenses and accrued income                   (1.4)  (0.4)
    Other assets                                           1.4    4.2
    Accounts payable                                       3.8  (12.6)
    Income taxes                                           1.3   (0.6)
    Salaries, wages and related liabilities                3.6    3.0
    Other liabilities                                      0.4   (2.0)
-------------------------------------------------------- ------ ------
Total adjustments                                         18.9   16.1
-------------------------------------------------------- ------ ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 35.6    4.2
-------------------------------------------------------- ------ ------

Cash flows from investing activities:
 Property, plant and equipment:
    Additions                                             (6.9) (14.8)
    Disposals                                              0.2    0.3
 Government grants received                                0.0    0.0
 Marketable debt securities:
    Proceeds from sales                                    0.0    0.0
 Purchase of business, net of cash acquired               (3.1)  (0.3)
 Disposal of business                                      0.0    0.0
-------------------------------------------------------- ------ ------
NET CASH USED IN INVESTING ACTIVITIES                     (9.8) (14.8)
-------------------------------------------------------- ------ ------
Cash flows from financing activities:
 Long term debt:
    Proceeds                                               0.0    0.0
    Repayments                                            (0.3)  (0.5)
 Short-term borrowings                                    (1.5)   7.1
 Dividends paid to shareholders                            0.0    0.0
 Dividends paid to minority shareholders                   0.0   (0.1)
-------------------------------------------------------- ------ ------
NET CASH USED IN FINANCING ACTIVITIES                     (1.8)   6.5
-------------------------------------------------------- ------ ------
 Effect of translation adjustments on cash                (1.0)   2.9
-------------------------------------------------------- ------ ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          23.0   (1.2)
-------------------------------------------------------- ------ ------
 Cash and cash equivalents, beginning of the year         89.7   87.3
-------------------------------------------------------- ------ ------
CASH AND CASH EQUIVALENTS, END OF THE  PERIOD            112.7   86.1
-------------------------------------------------------- ------ ------




    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax: +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATUZZI S.p.A.
                                        (Registrant)


Date:  September 6th, 2006              By: /s/ NICOLA V.M. DELL'EDERA
                                            -------------------------------
                                                Nicola V.M. Dell'Edera
                                                  (Finance Director)